PROVIDENCE RESOURCES, INC.

500 N. Capital of Texas Highway, Building 3, Suite 100

Austin, Texas  78746
(512) 970-2888

September 23, 2010

Jennifer O’Brien

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:      Providence Resources, Inc.

            Item 4.01 Form 8-K

            Filed September 15, 2010

            File No. 000-30377

Dear Ms. O’Brien:

Thank you for your comments dated September 17, 2010 in respect to our filing for Providence Resources, Inc. (the “Company”) on Form 8-K, Item 4.01 filed with the Commission on September 15, 2010. We do herein respond to those comments and have filed this response letter with the Commission electronically.

Please direct copies of all responses and any additional comments to us at the following address:

Ruairidh Campbell

            Orsa & Company

            600 Westwood Terrace

Austin, Texas 78746

            Telephone: (512) 462-3327

            Facsimile: (512) 462-3328

The following are our detailed responses to your comments.

Item 4.01 Form 8-K Filed September 15, 2010

1.          Please note that Item 304(a)(1)(ii) of Regulation S-K requires a statement as to whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant’s report. Please amend your filing accordingly.

Response:

We have revised our filing in response to your comment including a reference to our auditor’s expression of uncertainty regarding the Company’s ability to continue as a going concern.

2.         To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from your former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

Response

We have obtained and filed an updated Exhibit 16 as per your comment.

In connection with the Company’s response to these comments, we confirm the following:

•         the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•         staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding the Company’s filing please contact us.

Yours faithfully,

/s/ Gilbert Burciaga

Gilbert Burciaga

Chief Executive Officer

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